

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2025

Donald P. Newman
Chief Financial Officer
ATI Inc.
2021 McKinney Avenue
Dallas, Texas 75201

> **Re: ATI Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2024**
> **File No. 001-12001**

Dear Donald P. Newman:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing